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ONE FIRST NATIONAL CENTER
OMAHA, NEBRASKA 68197
(402) 341-0500

OFFER TO PURCHASE FOR CASH
SHARES OF ITS COMMON STOCK
HELD BY HOLDERS OF 99 OR FEWER SHARES
FOR A PURCHASE PRICE OF $3,500 NET PER SHARE

THE OFFER TO PURCHASE EXPIRES AT 5:00 P.M.,
CENTRAL DAYLIGHT TIME, ON JULY 10, 2002.

        First National of Nebraska is offering to purchase all shares of its common stock that are held by shareholders who own 99 or fewer shares as of the close of business on June 4, 2002 and continue to do so during the offering period. We are offering to purchase these shares at $3,500 per share in cash. This price represents a 35% premium over the weighted average price at which trades were reported on the OTC Bulletin Board and in private trades reported to the Company during the three months ended May 31, 2002. If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. If you hold shares or tender shares through a broker or bank, you should consult with the broker or bank to determine whether transaction costs are applicable.

        We intend to deregister our common stock with the Securities and Exchange Commission and become a private company if, after completion of the tender offer, we have fewer than 300 shareholders of record. This means we will no longer file periodic reports with the SEC, including, among other things, Forms 10-K and Forms 10-Q.

        We have engaged Keefe, Bruyette & Woods, Inc. ("KBW"), a nationally recognized investment banking firm specializing in the debt and equity securities of banking companies, to act as our financial advisor and dealer manager in connection with the tender offer. If you have questions regarding this tender offer or need additional copies of any of the tender offer documents, you should contact KBW at (877) 298-6520 (toll free). You may also contact your own broker, dealer, commercial bank or trust company for assistance concerning this tender offer.

        No person has been authorized to make any recommendation on our behalf as to whether shareholders should tender shares pursuant to this tender offer. No person has been authorized to give any information or to make any representations in connection with this tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by us.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase. Any representation to the contrary is a criminal offense.

June 6, 2002

IMPORTANT

        If you are a holder of 99 or fewer shares of our common stock and wish to participate in this tender offer, there are a number of methods by which you can tender your shares, depending upon your situation.

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  If you hold physical certificates evidencing the shares, complete and sign the enclosed Letter of Transmittal in accordance with its instructions, and mail or deliver it and any of the other required documents to the Depositary for the tender offer, First National Bank of Omaha Trust Department, at the address set forth below.

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  If you are a beneficial owner who owns shares registered in the name of a broker, dealer, bank, trust company or other nominee, you should contact our dealer manager, Keefe, Bruyette & Woods, Inc., at the telephone number set forth below, if you desire to tender your shares.

Depositary:	Dealer Manager:
First National Bank of Omaha
Trust Department
1620 Dodge Street
Omaha, Nebraska 68197
Attention: Jon Doyle
Telephone: (402) 341-0500 (ext. 3465)
or (800) 228-4411 (ext. 3465) (toll free)
Facsimile: (402) 341-6556	Keefe, Bruyette & Woods, Inc. Telephone: (877) 298-6520 (toll free)

For more information regarding the procedure for tendering shares, see "THE TENDER OFFER—Procedure for Tendering Shares."

IF YOU HOLD MORE THAN 99 SHARES OF FIRST NATIONAL OF NEBRASKA COMMON STOCK, THIS OFFER TO PURCHASE HAS BEEN PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY.

SPECIAL CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS

        This Offer to Purchase and the documents that we have incorporated by reference contain certain forward-looking statements and information relating to First National of Nebraska that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Throughout this Offer to Purchase and these other documents, the words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. In addition to factors that may be described in this Offer to Purchase and these other documents, the statements are based on many assumptions and factors, including economic conditions, performance of financial markets, adequacy of loan loss reserves, competition, rapid fluctuations in interest rates and changes in the legislative and regulatory environments. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those described as anticipated, believed, estimated or expected in this Offer to Purchase or the documents incorporated herein. We do not intend to update these forward-looking statements during the tender offer period.

SUMMARY OF TERMS

        The following is a summary of the terms of the tender offer we are making and of certain additional information relating to the tender offer. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read this Offer to Purchase, as well as the information that we have incorporated by reference, in their entireties before making a decision to tender your shares to us. All references to "we," "us" or the "Company" in this Offer to Purchase mean First National of Nebraska, Inc.

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  The purchase price we are offering is $3,500 per share. This price represents a 35% premium over the weighted average price at which trades were reported on the OTC Bulletin Board and in private trades reported to the Company during the three months ended May 31, 2002. See "THE TENDER OFFER—Terms of the Tender Offer."

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  The tender offer is being made only to shareholders who own 99 or fewer shares of common stock on June 4, 2002 and continue to do so during the offering period. Please see "THE TENDER OFFER—Terms of the Tender Offer" for an explanation of how to determine the number of shares you own beneficially. Shares held in any of our employee benefit plans are not eligible to participate in the tender offer. See "THE TENDER OFFER—Terms of the Tender Offer."

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  If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. If you hold shares or tender shares through a broker or bank, you should consult with the broker or bank to determine whether transaction costs are applicable. See "THE TENDER OFFER—Purchase and Payment."

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  Our Board has determined that the terms of the tender offer are fair to, and in the best interests of, our shareholders. See "SPECIAL FACTORS—Fairness Determination by Our Board." In support of this determination, the Board engaged Keefe, Bruyette & Woods, Inc. ("KBW"), a nationally recognized investment banking firm specializing in the debt and equity securities of banking companies, to serve as financial advisor in connection with the tender offer. KBW has delivered its opinion to the Board that the per share consideration offered in the tender offer is fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed. The KBW fairness opinion is attached as Appendix A to this Offer to Purchase and you are urged to read it in its entirety. See "SPECIAL FACTORS—Fairness Opinion of Keefe, Bruyette & Woods, Inc."

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  We intend to deregister our common stock with the Securities and Exchange Commission and become a private company if, after completion of the tender offer, we have fewer than 300 shareholders of record. This means we will no longer file periodic reports with the SEC, including, among other things, Form 10-K and Form 10-Q. See "SPECIAL FACTORS—Effects of the Tender Offer."

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  If we continue to have more than 300 shareholders of record after this tender offer, we may take further action to reduce the number of shareholders to allow us to become a private company. See "SPECIAL FACTORS—Possibility of Second Step Transaction."

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  Our common stock currently is not listed on any securities exchange or the NASDAQ. However, our common stock is traded over-the-counter, and price quotations are reported on the OTC Bulletin Board. Once we have deregistered our common stock with the SEC, price information will no longer be available on the OTC Bulletin Board, but may be reported in other services such as the Pink Sheets Electronic Quotation System. If we become a private company, it is likely that there will be less of a market for our common stock, and this may affect the price at which remaining shareholders may be able to sell their shares. See "SPECIAL FACTORS—Effects of the Tender Offer."

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  The purchase price will be paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the offering period. We will not pay any interest on the purchase price during the period between when your shares are tendered and the date you receive your payment. See "THE TENDER OFFER—Purchase and Payment."

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  If you decide to accept the tender offer, you must tender all shares that you own, either in your name or beneficially. Partial tenders will not be accepted. See "THE TENDER OFFER—Terms of the Tender Offer."

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  The tender offer will end at 5:00 p.m., Central Daylight Time, on July 10, 2002, unless we decide to extend it. In order for your tender to be accepted by us, the Depositary must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. See "THE TENDER OFFER—Expiration and Extension of the Tender Offer; Amendment."

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  You may withdraw your tender at any time up until the expiration of the tender offer. In addition, we reserve the right to withdraw the tender offer if we determine that it is inadvisable to proceed with the offer for any reason. See "THE TENDER OFFER—Withdrawal Rights" and "THE TENDER OFFER—Conditions of the Tender Offer."

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  The sale of your shares will be subject to federal income tax and may be taxable for state and local income tax purposes as well. See "SPECIAL FACTORS—Federal Income Tax Considerations."

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  You are not required to tender your shares. You may elect to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and to receive dividends that are declared by our Board. See "THE TENDER OFFER—Terms of the Tender Offer."

KBW is acting as dealer manager for this tender offer. They are available to answer any additional questions you may have or to provide you with additional copies of any of the tender offer documents. You can contact KBW toll-free at (877) 298-6520.

SPECIAL FACTORS

Background and Purpose of Tender Offer

        The Board has proposed the tender offer for the following purposes:

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  To give odd-lot shareholders an opportunity to sell their stock above the current market price without, in many cases, incurring any sales commissions;

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  To allow us to become a private company in order to relieve us of the administrative burdens of being an SEC-reporting company; and

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  To enhance our operational flexibility by permitting the Company to focus on long-term business strategies that are designed to fulfill the needs of our subsidiaries and their customers.

        First National of Nebraska is a Nebraska-based interstate financial holding company that currently owns 12 banks with banking facilities located in six states, including First National Bank of Omaha, our largest banking subsidiary ("FNBO"). In connection with the creation of the Company in 1968, shares of our common stock were issued to the shareholders of FNBO in exchange for their FNBO shares. Historically, ownership of our common stock has been concentrated in a small group of long-term shareholders. The largest of these shareholders is the family of Bruce R. Lauritzen, our Chairman, and his mother, Elizabeth D. Lauritzen. Lauritzen family members, who include Elizabeth D. Lauritzen, Bruce R. Lauritzen, Kimball B. Lauritzen, Blair L. Gogel, Margaret L. Dodge, Clarkson D. Lauritzen, Ann L. Pape and companies that they control, currently own approximately 61.5% of the outstanding shares of our common stock. In addition, approximately 26% of the outstanding shares are currently owned or controlled by employees and a dozen other families.

        Outside of these principal shareholders, there are approximately 300 holders of record of our common stock. Since many shares are held in street name by brokers, dealers, banks, trust companies and other nominees, the number of beneficial owners of our common stock exceeds the number of holders of record. The vast majority of these holders own fewer than 100 shares, with most owning 10 or fewer shares. Because so much of our common stock is owned by a few large shareholders who have held their shares as long-term investments, there is a very limited trading market for our common stock.

        The limited trading market for our common stock is evidenced by an average daily trading volume as reported on the OTC Bulletin Board (the "OTCBB") year to date through May 31, 2002 of approximately 15 shares per day. During this period, there were 41 trading days on which no shares were traded.

        Because our stock has never been listed on any stock exchange or on the NASDAQ, trading activity in our stock has been conducted exclusively in the over-the-counter market. Price quotations for our common stock are reported on the OTCBB as supplied by various broker dealers. In the first quarter of 2002, we were notified by the brokerage firm of Kirkpatrick, Pettis, Smith, Polian Inc. of Omaha, Nebraska ("KPSP") that they were discontinuing all market making activities, including those in our common stock. To our knowledge, KPSP had historically been the most active market maker in our common stock until that time. KPSP was the last remaining broker dealer with offices in Omaha, Nebraska to make a market in our common stock. As a result of the discontinuance of KPSP's market making activity, it is possible that the level of trading activity in our common stock will be even less than historical levels.

        In addition, the National Association of Securities Dealers, Inc., the organization that operates the OTCBB, has recently announced that it has proposed to phase out the OTCBB by the first quarter of 2003 and replace it with an electronic interdealer quotation system known as the Bulletin Board Exchange (the "BBX"). In order for price quotes for a company's stock to be reported on the BBX, it will need to meet certain listing criteria imposed by the BBX that are not imposed by the OTCBB. We currently do not meet several of these proposed listing criteria, including the minimum public float, and, accordingly, do not expect that price quotes for our common stock will be reported on the BBX once it becomes operational. Therefore, we expect that after the BBX replaces the OTCBB, price quotes for our common stock will be reported only on less formal reporting systems such as the Pink Sheets Electronic Quotation Service. Consequently, accurate and timely pricing information for our common stock is likely to become less available at that time, and this may further limit the market for our common stock in the future.

        The combination of these factors has, and will continue to, seriously erode the primary benefit that our shareholders receive from having a publicly traded security, which is the ability to buy and sell their stock in a liquid market in which accurate and timely pricing information is readily available. In addition, the Company has not historically needed to avail itself of the public capital markets in order to meet its capital needs. We have not made any public offering of our common stock or any other equity or debt securities since our organization in 1968, nor have we used our common stock as consideration for any acquisitions. We do not anticipate issuing additional shares of our common stock in the future in either public or private transactions. Therefore, the Company derives little, if any, benefit from being a public company.

        Notwithstanding the limited utility to the Company and our shareholders provided by our status as a public company, compliance with SEC reporting and proxy solicitation requirements diverts time from our senior management and financial and accounting staffs. Management feels that the time these individuals spend on SEC compliance activities could be more productively spent on other business matters that bear a more direct relationship to our operations and profitability. We believe that becoming a private company will enhance our operating flexibility and allow management more time to focus upon the long-range business needs of our customers.

        As a result of the discontinuance of KPSP's market making activities and the proposed phase out of the OTCBB, our senior management began to discuss the question of whether it would be possible to provide an attractive liquidity event for a majority of our shareholders and take steps to eliminate the need for the Company to continue to comply with SEC reporting and proxy rules and their related burdens and expenses. Senior officers held several discussions on these matters among themselves and outside legal counsel during April 2002.

        On May 3, 2002, a special meeting of our Board was convened in order to discuss these matters and consider a possible course of action. The Board took note of the fact that the number of shares of our common stock in the hands of the public is very small and this has resulted in our common stock being thinly traded. The Board also determined that the discontinuance of KPSP's market making activity and the planned phase-out of the OTCBB would probably result in a further reduction in the trading activity for our common stock. As a result, the Board concluded that there was not a truly active trading market for our common stock and that the market that existed provided only limited liquidity to our shareholders. The Board also noted that the Company has never availed itself of the public capital market by way of a stock offering and that it was unlikely they would do so in the future. The Board also discussed the significant expense incurred by the Company to comply with the SEC reporting requirements relating to public companies. The Board also noted that the vast majority of the shares of Company common stock are held by a small number of shareholders and that most of the remaining shareholders hold 10 or fewer shares. The Board discussed its alternatives and fiduciary duties with legal counsel and decided that the Company should consider the possibility of a going private transaction.

        At a special meeting of the Board on May 6, 2002, the Board interviewed candidates to serve as financial advisor to the Board in connection with a possible going private transaction. The Board listened to presentations from the investment banking firms regarding the various alternative structures available to the Company to effect a going private transaction and the advantages and disadvantages of each. The presentations also included a discussion of the valuation process, the Company's ability to access capital as a private company and each firm's experience in similar transactions.

        Over the course of three subsequent meetings, held on May 7, 2002, May 8, 2002 and May 14, 2002, the Board held further discussions regarding a potential going private transaction, including alternative ways to structure such a transaction. The Board authorized management to retain KBW to serve as financial advisor to the Board in connection with the undertaking of a going private transaction and to render an opinion that the per share consideration offered in the tender offer is fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family. Because of the control over the Company resulting from the Lauritzen family's ownership of approximately 61.5% of our common stock, it was decided that the opinion of KBW should specifically exempt the Lauritzen family from its coverage. On May 16, 2002, we entered into an engagement letter with KBW for that purpose. We also engaged KBW as dealer manager in connection with a proposed going private transaction. As dealer manager, KBW will assist us in the solicitation on our behalf of tenders from shareholders.

        KBW was selected to act as financial advisor to the Company based upon its qualifications, expertise and reputation. KBW specializes in rendering a range of investment banking services to banking companies and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        On May 31, 2002, the Board met with legal counsel and representatives of KBW regarding the proposed going private transaction. At that meeting, and based on the discussions held by the Board up to that time, the Board concluded that the transaction should be structured as an odd-lot tender offer. KBW made a presentation to the Board regarding the historical trading performance of the Company's common stock and the methodology being utilized in rendering its fairness opinion. During the course of the presentations, KBW discussed with the Board its valuation methodology and analysis. Members of the Board asked questions of KBW regarding its analysis. After the presentation, KBW left the meeting and the Board continued discussing the tender offer.

        On June 4, 2002, the Board met to further discuss the terms of the tender offer. At the meeting, KBW updated its presentation regarding its fairness opinion methodology. After discussion with legal counsel, the Board selected and approved the offer price of $3,500 per share, subject to receipt of a fairness opinion from KBW. KBW gave its oral opinion that the offer price of $3,500 per share was fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed. The Board again reviewed the reasons for proceeding with the tender offer and the fairness of the purchase price. After additional discussion, the Board approved the tender offer pursuant to the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. KBW confirmed its oral opinion through delivery to the Board of a written opinion dated as of the date of this Offer to Purchase.

Effects of the Tender Offer

        We believe the tender offer will have a number of positive effects, including (i) providing management with more time and flexibility to focus on long-term business strategies that the Board believes are in the best interests of our shareholders, (ii) improving our competitive position by reducing public disclosure available to competitors, and (iii) reducing administrative burdens associated with being a public company. However, the odd-lot tender will have certain effects, of which you should be aware, that may be detrimental to tendering and continuing shareholders.

        Tendering Shareholders Will Forego Potential Benefits of Stock Ownership.    After consummation of the tender offer, shareholders who tender their shares will not have the opportunity to participate in the potential growth of our future earnings and the value of our common stock unless they again purchase shares. Conversely, after completion of the tender offer, shareholders who tender their shares will not face the risk of losses generated by the Company's operations or any decrease in the value of our common stock.

        Certain Effects of Deregistration of the Common Stock.    If the tender offer results in the number of our shareholders of record falling below 300, we will be eligible to deregister our common stock with the SEC and intend to do so. Once our common stock is deregistered, we will no longer file current and periodic reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We also will no longer be subject to the proxy requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, the amount of information we provide to shareholders after deregistration may be less than the amount currently supplied. However, the Company will continue to be subject to extensive regulation as a financial institution and it will continue to file consolidated and parent company only financial statements (Forms FRY-9C and FRY-9LP) on a quarterly basis with the Federal Reserve Board. In addition, the Company's subsidiary national banks will file reports of condition and income on Form FFIEC 041 (Call Reports) with the Office of the Comptroller of the Currency and its subsidiary state banks will file similar reports with applicable state banking authorities. Because these reports are publicly available, remaining shareholders will continue to have access to a substantial amount of financial information regarding the Company.

        As mentioned above, after any deregistration under the Exchange Act, we will no longer be subject to SEC rules relating to the solicitation of shareholder proxies. Therefore, our Board will not be required to provide any particular information to shareholders at the time it solicits proxies for annual or special meetings of the shareholders and will not be required to include shareholder proposals in proxy materials, if any, that are sent to shareholders. We still plan, however, to supply continuing shareholders with an annual report containing audited financial statements after each year end, but we will not be bound by any of the SEC disclosure requirements to which we are currently subject.

        Following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares will no longer be subject to the reporting and short-swing profit provisions of Section 16 of the Exchange Act. While these affiliates will benefit from not being subject to Section 16, they will be unable to rely on Rule 144 under the Securities Act of 1933 in order to sell their shares because the Company will no longer file reports with the SEC. It is unlikely that we will voluntarily make the necessary information public in order to allow these persons to sell shares under Rule 144 and, therefore, the ability of these persons to sell their shares following deregistration may be more limited than it is currently.

        While the Company will no longer be subject to SEC reporting requirements if the common stock is deregistered, the Company and its affiliates will remain subject to rules and regulations regarding fraud. This will mean, among other things, that they cannot trade in the common stock on the basis of material, nonpublic information.

        Once the Company stops filing reports with the SEC, our common stock will be ineligible for quotation on the OTCBB. A possible effect of this is a further reduction in the liquidity of our common stock. While price quotations for our common stock may continue to be reported after deregistration in less formal reporting systems such as the Pink Sheets Electronic Quotation Service, we cannot assure you this will happen or, even if it does happen, that an active market will exist for you to sell your shares. However, because the current amount of trading activity in our common stock is so limited, there may be no practical difference for most shareholders who do not or are ineligible to tender. In addition, regardless of whether we become a private company as a result of this tender offer, it is currently proposed that the OTCBB will be phased out by 2003, and we do not expect price quotations for our common stock to be reported on the BBX because we currently do not meet and do not expect that we will meet the listing requirements of the BBX. Therefore, our common stock may be quoted only in the Pink Sheets Electronic Quotations Service regardless of whether the Company goes private. To the extent that our common stock is quoted in over-the-counter services such as the Pink Sheets Electronic Quotation Service, the Company will cooperate to facilitate such quotations.

        Effects of Reduced Number of Unaffiliated Shareholders.    The extent of the public market for our common stock following the tender offer will depend on the number of holders remaining at that time, the interest in maintaining a market in the common stock on the part of securities firms and other factors. Even if we remain a public company after the tender offer, it is expected that the number of shares held by unaffiliated shareholders will be reduced substantially. An issue of securities with a small public float (that is, shares outstanding not held by affiliates of the issuing company) may trade at lower prices than would a comparable issue of securities with a greater public float. Accordingly, the market price for shares of our common stock may be adversely affected to the extent that the amount of shares purchased pursuant to the tender offer reduces the public float. The reduced public float also may have the effect of causing the trading prices of our common stock to be more volatile. In addition, the fact that there will be less public information about the Company after deregistration may further reduce the market for the common stock.

        Following the tender offer, we intend to occasionally purchase additional shares of our common stock in the open market or in privately negotiated transactions. Any future purchases would provide liquidity for the remaining shareholders and further reduce the number of shares that might otherwise trade publicly and may further reduce the number of holders and liquidity of our common stock.

        Effect on Proportionate Interests.    All shares of our common stock acquired in the tender offer will be retired, which will reduce the number of shares outstanding. As a group, the Lauritzen family and our executive officers and directors owned 214,982 shares of our common stock representing approximately 64.3% of the shares outstanding prior to this tender offer. The Lauritzen family will not be eligible to tender any of their shares in this tender offer, and none of the executive officers and directors of the Company will tender any shares in the tender offer. Assuming all shares estimated to be eligible for this tender offer are purchased, the proportionate ownership percentage of these persons will increase to approximately 67.3% of the outstanding shares. The proportionate ownership of unaffiliated shareholders (excluding the Lauritzen family and executive officers and directors), as a group, will correspondingly decrease to approximately 32.7% as a result of the tender offer. Accordingly, the tender offer will result in further concentration of ownership of our common stock in the hands of our controlling shareholders and executive officers and directors.

        Effect on the Company's Business.    Aside from ceasing to be an SEC-reporting company if it becomes eligible to do so, the completion of the tender offer is not expected to have a material impact on the conduct of our business. As a private company, management will have more flexibility to focus on long-term business strategies. We will continue to operate community-oriented banks focused on serving the needs of customers in our market areas and to compete nationwide in niche products, including credit card issuing, transaction processing and certain loan products. No changes in our executive officers or Board are anticipated to result from the tender offer, regardless of the number of shares tendered and regardless of whether the common stock is deregistered. Payment for shares tendered in this tender offer will not affect the status of the Company's banking subsidiaries as well capitalized under applicable banking regulations.

Fairness Determination by Our Board

        For the reasons discussed below, the Board has unanimously approved the tender offer and has determined that the tender offer is fair to, and in the best interests of, the shareholders of the Company other than the Lauritzen family. The Board does not, however, make any recommendation to shareholders regarding whether to tender or refrain from tendering the shares held by them. Each shareholder must make its, his or her own decision regarding whether to tender shares.

        Factors Supporting Fairness of Tender Offer.    In reaching its determination regarding the fairness of the tender offer, the Board relied on, among other things, its knowledge of the Company's business as well as the following factors, each of which, in the view of our directors, supported this determination:

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  the opportunity provided by the tender offer to a majority of our shareholders to sell their shares in an otherwise illiquid market in an expedient manner and without, in most cases, the payment of sales commissions or other brokerage fees;
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  the voluntary nature of the tender offer which allows individual shareholders to decide whether to tender their shares or remain as a shareholder;
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  the price per share being offered represents a 35% premium over the weighted average price at which trades were reported on the OTCBB and in private trades reported to the Company during the three months ended May 31, 2002;
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  the opinion of KBW, a nationally recognized investment banking firm specializing in the debt and equity securities of banking companies, to the Board that the per share consideration offered in the tender offer is fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed;
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  the Company will continue to provide annual audited financial information to continuing shareholders and quarterly financial information provided to banking regulators will continue to be publicly available;
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  the Company or its affiliates intend to occasionally purchase additional shares on the open market or in privately negotiated transactions as they deem advisable; however, this is not a guarantee and there can be no assurance that we will have adequate funds to acquire additional shares in the future; and
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  the Lauritzen family intends to continue the business of the Company as a going concern, which eliminated consideration of a sale or liquidation of the Company.

The Board also considered the following factors, which it considered to be negative, in its consideration of the fairness of the tender offer:

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  tendering shareholders will cease to participate in our future earnings or growth, if any, or benefit from increases, if any, in the value of our common stock;
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  the amount of information we provide to shareholders after deregistration with the SEC will be less than the amount currently supplied; and
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  the relatively low trading volume of our stock may decrease further as a result of the tender offer, which may reduce liquidity and market value for continuing shareholders, particularly if price information is no longer reported on the OTCBB and the Company is no longer subject to the Exchange Act.

        In determining that the tender offer is fair to our shareholders, the Board considered the above factors as a whole and did not assign specific or relative weights to any of them. However, the Board did take note that the market for our common stock has long behaved similarly to that of a private company rather than a public company. As a result, the Board believes that taking the Company private would have no practical effect for most shareholders, as the liquidity of their common stock was very limited in either case.

        Each member of our Board is either a member of the Lauritzen family or a current or former executive officer of the Company. Accordingly, in the view of the Board, none of our directors would be considered independent of the Company. As a result, the Board could not appoint a committee of disinterested directors or retain an unaffiliated representative to negotiate the terms of the tender offer. The Board retained KBW to provide an overview of the proposed terms of the tender offer and to deliver an opinion that the per share consideration offered in the tender offer is fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed.

        In addition, the Board believes that the tender offer is procedurally fair because its voluntary nature allows shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial situation, personal risk tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so, and they will have a proportionately greater stake in any potential future appreciation in the value of their shares.

        WHILE THE BOARD HAS APPROVED THIS TENDER OFFER AND BELIEVES IT IS FAIR TO THE UNAFFILIATED SHAREHOLDERS, NEITHER THE BOARD NOR ANY EXECUTIVE OFFICER IS MAKING ANY RECOMMENDATION TO ELIGIBLE SHAREHOLDERS AS TO WHETHER A SHAREHOLDER SHOULD PARTICIPATE IN THIS TENDER OFFER.

Possibility of Second-Step Transaction

        If the tender offer does not result in the Company having fewer than 300 record holders, thus preventing the Company from deregistering its common stock, the Company, in its discretion, may consummate a second-step transaction in which shares of common stock not purchased in this tender offer would be exchanged for cash. A second-step transaction would be subject to shareholder approval, but may be conducted on an involuntary basis. Since the Lauritzen family and the executive officers and directors of the Company control approximately 64.3% of the outstanding common stock, it is likely that a second-step transaction, if proposed, would be approved by the required shareholder vote (66.7% in Nebraska). In the event a second-step transaction takes place, you may have dissenters' rights in such transaction.

Fairness Opinion of Keefe, Bruyette & Woods, Inc.

        On May 16, 2002, the Company retained KBW as its financial advisor in connection with the tender offer, including the determination of a valuation range and to render an opinion as to the fairness from a financial point of view to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion was sought, of the per share consideration to be offered in the tender offer. KBW was selected to act as the Company's financial advisor based upon its qualifications, expertise and reputation. KBW specializes in rendering a range of investment banking services to banking enterprises and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        On June 4, 2002, KBW rendered its oral opinion to the Board to the effect that, as of such date, the consideration offered in the tender is fair, from a financial point of view, to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed. KBW reconfirmed its oral opinion of June 4, 2002 by delivering a written opinion to the Company's board, dated the date of this document to the effect that, as of the date thereof and based upon and subject to the matters stated in that opinion, the consideration offered in the tender is fair, from a financial point of view, to shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed (the "KBW Opinion").

        The full text of the KBW Opinion, which sets forth a description of the procedures followed, assumptions made, matters considered and limits on the review undertaken in connection with such opinion, is attached to this document as Appendix A and is incorporated herein by reference. Shareholders are urged to read the KBW Opinion in its entirety. The KBW Opinion is directed to our Board and relates only to the fairness of the consideration offered in the tender from a financial point of view, does not address any other aspect of the proposed tender or any related transaction and does not constitute a recommendation as to whether or not any shareholder should tender shares. The summary of the KBW Opinion in this Offer to Purchase is qualified in its entirety by reference to the full text of the KBW Opinion.

        In rendering its opinions, KBW reviewed, analyzed and relied upon the following material relating to the financial and operating condition of the Company:

  •
  Annual reports to shareholders and annual reports on Form 10-K of the Company for the three years ended December 31, 2001;
  •
  Recent Quarterly Reports on Form 10-Q of the Company;
  •
  Other recent communications from the Company to its shareholders;
  •
  Other financial information concerning the businesses and operations of the Company furnished to KBW by the Company for the purpose of KBW's analysis, including certain internal financial analyses and forecasts for the Company prepared by senior management of the Company;
  •
  Certain publicly available information concerning the trading of, and the trading market for, the common stock of the Company; and
  •
  Certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that KBW considered relevant to its inquiry.

        Additionally, in connection with its written opinion, KBW reviewed a draft of this Offer to Purchase and assumed that it would correspond in all material respects to this document as filed with the SEC. KBW also held discussions with senior management of the Company concerning its past and current operations, financial condition and prospects and such other matters as KBW deemed relevant. KBW also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of financial institutions, including banks, bank holding companies, thrifts and finance companies generally. The KBW Opinion is based upon conditions as they existed on the date of the opinion and could be evaluated on the date thereof and upon information made available to KBW through the date thereof.

        In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and KBW did not assume any responsibility to independently verify the accuracy or completeness of such information. KBW relied upon the management of the Company as to the reasonableness and achievability of the financial and operating forecasts (the assumptions and bases therefor) provided to KBW and assumed that such forecasts reflected the best available estimates and judgments of management and that such forecasts will be realized in the amounts and in the time periods estimated by management. With the Company's consent, KBW relied on advice of counsel and independent accountants to the Company as to legal and financial matters concerning the Company and the tender offer, and assumed that the tender offer would be conducted in a manner that complies in all respects with applicable statutes, law, rules and regulations. Concerning the financial impact to shareholders of the Company who will have an ongoing equity interest in the Company after completion of the tender offer, KBW considered only the financial impact on the Company of the consideration to be offered in the tender offer and did not ascribe a material financial impact to the regulatory or legal considerations associated with the effects of the proposed transaction. KBW is not expert in the independent verification of the adequacy of loan and lease losses and assumed, without independent verification, that the aggregate allowances for loan and lease losses for the Company is adequate to cover such losses. KBW did not make or obtain any evaluations or appraisals of the property of the Company, nor did KBW examine any individual loan credit files.

        Valuation Summary.    Based on the indicative valuation range of approximately $3,100 to $3,500 per share derived from KBW's valuation analyses as described below, KBW calculated the following implied multiples and premiums:

		Valuation Range
	Company Per share Data
		$3,100		$3,500
Price to:
Trailing 12 month earnings	$275.25	11.3	x	12.7	x
2002 projected earnings	$318.22	9.7	x	11.0	x
Premium to:
Book value	$2,509.80	124%		139%
Tangible book value	$1,978.54	157%		177%
Market
Current	$3,000.00	3%		17%
90 day average(1)	$2,601.25	19%		35%

(1)
Inclusive of OTC Bulletin Board transactions and private transactions as recorded by the Company.

        The indicative valuation range was determined by weighting the range of implied values from the four selected analyses described below and applying a marketability discount of 15% to 25%, which KBW determined to be appropriate based on the trading characteristics of the Company's common stock, comparable discounts of thinly traded banking institutions and industry studies relating to marketability discounts. The following is a summary of the implied valuations based on the selected analyses performed, the relative weighting deemed to be appropriate for each and the application of the marketability discount:

	Implied per share Range of value	Relative Weighting	Weighted Value
Comparable public company and business component analysis(1)	$4,789	25%	$1,197
Selected merger transactions	$3,950	25%	$988
Comparable self-tender transactions	$3,605	25%	$901
Discounted cash flow analysis	$4,297	25%	$1,074

Freely marketable value			$4,160
Marketability discount range			15% - 25%
Indicative valuation range			$3,100 - $3,500

(1)
The valuation derived from the two analyses were averaged.

        Financial Impact of the Tender Analysis.    In analyzing the pro forma financial impact to book value per share, earnings per share, selected performance ratios and capital ratios, KBW analyzed the tender at different prices within the valuation range and different share purchase levels. Based on this analysis, the following table represents a range of earnings accretion, book value dilution the impact to return on average assets and average equity and capital ratios for 2002, assuming 14,000 shares, or approximately 3.6% of outstanding shares, are purchased in the tender offer.

Tender Offer Price	Accreation to 2002 Estimated Earnings per Share	Dilution to Book Value		Return on Average Assets	Return on Average Equity	Tier 1 Leverage Ratio	Tier 1 Capital Ratio	Total Capital Ratio
$3,100	1.41%	(0.26%	)	1.02%	12.57%	6.65%	7.96%	10.19%
$3,500	1.29%	(1.13%	)	1.01%	12.64%	6.59%	7.90%	10.13%

        Total Return Analysis.    KBW also performed a total return analysis over various time periods for the Company versus the S&P 500 and the NASDAQ bank index.

Total Return Analysis (time period)	The Company		S&P 500		NASDAQ Bank Index
Three month	17%		(3%	)	9%
One year	39%		(15%	)	22%
Three year	3%		(14%	)	41%
Five year	(14%	)	37%		81%
Since April 1994	42%		173%		250%

        Comparable Public Company Analysis.    KBW reviewed the financial and market performances of companies that KBW deemed to be comparable to the Company in the following four different peer groups: widely-held bank holding companies, closely-held bank holding companies, a synthetic consumer banking peer group and a processing company peer group. The analysis was based on various financial measures, including earnings performance, operating efficiency, capital adequacy and asset quality, and various measures of market performance, including the ratio of market price to book value per share, market price to earnings per share, and market price to estimated earnings per share. For purposes of such analysis, the financial information used by KBW for the Company and the comparable companies was as of and for the period ended March 31, 2002 and market price information was as of May 29, 2002, unless otherwise noted. Additionally, estimated earnings per share data for the comparable companies was obtained from Institutional Broker's Estimate System ("IBES").

        The set of comparable companies within the peer groups analyzed was comprised of the following institutions.

Widely-held Bank Holding Companies (1)	Closely-held Bank Holding Companies (2)	Synthetic Consumer Banking Peer Group (3)	Processing Company Peer Group
Associated Banc-Corp.	First Citizens BancShares	Citigroup	Data Processors:
Colonial BancGroup	BOK Financial Corporation	Washington Mutual	Alltel Corporation
Commerce Bancorp	UMB Financial Corporation	Bank One Corporation	Bisys Group
Commerce Bancshares	International Bancshares	American Express Corporation	Electronic Data Systems
City National Corporation	Riggs National Corporation	KeyCorp	Fiserv
TCF Financial Corporation	Trust Company of New Jersey	MBNA Corporation	Marshall &Ilsley Corporation
First Virginia Banks	First Citizens Bancorporation	Countrywide Credit Industries
FirstMerit Corporation	Irwin Financial Corporation	Charter One Financial
Mercantile Bankshares	MB Financial	Sovereign Bancorp	Transaction Processors:
Bancorp South	BancFirst Corporation	Capital One Financial	Certegey
Sky Financial Group	Corus Bankshares	Huntington Bancshares	Concord EFS
Valley National Bancorp	Intrust Financial Corporation	Providian Financial Corporation	Global Payments
Greater Bay Bancorp	Republic Bancshares	TCF Financial Corporation	First Data Corp.
Cullen/Frost Bankers	GBC Bancorp	New York Community Bancorp	National Processing
Fulton Financial Corporation	Capital Bancorp LTD	Independence Community Bank Corp.	Total System Services
Citizens Banking Corporation	U.S.B. Holding Co.		Fifth Third Bancorp
Whitney Holding Corporation	First Indiana Corporation
Hudson United Bancorp	Mississippi Valley Bancshares
Trustmark Corporation
F.N.B. Corporation
South Financial Group
First Midwest Bancorp
Community First Bankshares
United Bankshares
Susquehanna Bancshares

(1)
Bank holding companies with assets between $5 billion and $15 billion.
(2)
Bank holding companies with assets greater than $2 billion and insider ownership greater than 25%.
(3)
A peer group composed of credit card companies, consumer oriented banks and thrifts and a mortgage banking company.

        The following table compares the financial performance metrics of the Company to the median financial metrics of the widely-held and closely-held peer groups as of March 31, 2002.

	Company	Widely-held Bank Holding Companies	Closely-held Bank Holding Companies
Assets (in millions)	$9,977	$8,330	$3,089
Return on average assets	1.12%	1.37%	1.06%
Return on average equity	13.33%	17.11%	13.67%
Net interest margin	5.68%	4.42%	3.76%
Efficiency ratio	66.37%	52.73%	62.48%
Nonperforming assets to loans and OREO	0.43%	0.65%	0.89%
Net charge-offs to average loans	2.06%	0.36%	0.25%
Loan loss reserve to loans	1.74%	1.47%	1.53%
Leverage ratio	7.08%	7.90%	8.30%
Tier 1 capital ratio	8.49%	10.31%	11.09%
Total capital ratio	10.72%	12.31%	12.99%

        KBW also compared various market performance metrics of the widely-held and closely-held peer groups to those of the Company. In addition, KBW compared the earnings per share growth rates of the Company and its peers. KBW's analysis showed the following as of May 29, 2002.

	Company (1)		Median of Widely-held Bank Holding Companies		Median of Closely-held Bank Holding Companies
Three year compound annual EPS growth rate	(3.06%)		10.43%		9.29%
Market price to:
Last twelve month earnings per share	10.9	x	16.8	x	15.3	x
Last quarter annualized earnings per share	9.1	x	15.8	x	13.8	x
2002 estimated earnings per share	9.4	x	14.9	x	14.4	x
Book value per share	120%		249%		168%
Tangible book value per share	152%		294%		176%
Market Capitalization (in millions)	$1,004		$1,850		$440

(1)
Earnings estimates for 2002 provided by management were used since there are no public estimates available.

        The following table summarizes the median financial and market performance ratios for the synthetic consumer banking peer group and processing company peer group. KBW included the processing companies in its overall analysis because the Company has a material comparable business component. The synthetic consumer banking peer group consisted of credit card companies, consumer oriented banks and thrifts and a mortgage banking company. The processing company peer group consisted of data processors and transaction processors.

	Synthetic Consumer Banking Peer Group		Processing Companies
Three year compound annual
EPS growth rate	11.65%		16.86%
Revenue growth rate	25.29%		14.58%
Return on average assets	1.50%		NA
Return on average equity	18.88%		17.23%
Net interest margin	4.10%		NA
Nonperforming assets to loans and OREO	1.15%		NA
Net charge-offs to average loans	0.90%		NA
Loan loss reserve to loans	2.26%		NA
Equity to assets	8.51%		NA
Tangible equity to assets	6.97%		NA
Margin
Earnings before interest and taxes	NA		18.7%
Earnings before interest, taxes, interest and depreciation	NA		27.1%
Debt to equity	NA		58.8%
Market price to:
Last twelve month earnings per share	17.6	x	29.4	x
Last quarter annualized earnings per share	15.3	x	NA
2002 estimated earnings per share	14.2	x	26.1	x
Book value per share	227%		419%
Tangible book value per share	312%		NA
Market capitalization (in millions)	$7,756		$7,368

        KBW determined an indicative valuation for the peer company analysis by calculating a weighted average of the average implied valuations for each peer group. Average implied valuations were calculated by applying median trading multiples and premiums calculated from the analyses described above to the Company's per share book value, tangible book value, last twelve months' earnings, last quarter annualized earnings and estimated 2002 and 2003 earnings. The following table describes these average implied valuations for each peer group, the relative weighting that KBW determined to be appropriate for each peer group and the resulting indicative weighted average valuation.

	Average Implied Valuations	Weighting
Widely-held Peer Group	$5,320	15%
Closely-held Peer Group	$4,323	50%
Synthetic Consumer Peer Group	$5,203	30%
Processing Companies	$8,386	5%
Weighted Average Valuation	$4,939

        Business Component Analysis.    KBW determined an implied aggregate valuation for the Company's four business components as identified by KBW. KBW applied a price-to-earnings multiple determined to be appropriate for the corresponding business component, based on KBW's review of peer companies, to estimated net income for 2002, as provided by the Company's management. The four business components identified by KBW were consumer banking (including the Company's mortgage lending business), corporate banking (including the Company's cash management businesses), community banking and processing.

        KBW applied the median price-to-earnings multiple of the synthetic consumer banking peer group described above under "Comparable Public Company Analysis," 14.2x, to the Company's consumer banking business; the average price-to-earnings multiple of the regional banks covered by KBW, 14.1x, to the Company's corporate banking business; the average price-to-earnings multiple of community banks covered by KBW, 14.3x, to the Company's community banking business; and the median price-to-earnings ratio of the processing company peer group described above under "Comparable Public Company Analysis," 26.1x, to the Company's processing business. Based on this analysis, KBW determined an indicative aggregate value for the Company based on the estimated valuations of each business component of $1.55 billion, which KBW determined corresponded to an indicative per share valuation of $4,639 for the Company.

        Selected Merger Transactions.    KBW also analyzed the consideration paid in selected bank merger transactions. The analysis was based upon the announced acquisition price of these transactions relative to the per share last twelve months earnings, current earnings estimates, stated book value and stated tangible book value of the target companies. The information analyzed was compiled by KBW from both KBW's own sources and a data firm that monitors and publishes transaction summaries and descriptions of mergers and acquisitions in the financial services industry.

        KBW analyzed transactions with values between $1.0 billion and $7.0 billion since January 1, 2001. Implied control valuations for the Company were determined by using the average multiples or premiums derived for the merger transactions and the corresponding per share data of the Company. KBW then extracted the control premiums to determine the adjusted valuations for the Company, which were obtained by discounting the implied Company control valuations by the average 32.4% premium to the prior day's closing market price paid in transactions representing a sale of control. The adjusted valuations were averaged to get the indicative valuation for this analysis. The following table outlines the average merger multiples of these six transactions, the implied control valuation of the Company in a control transaction based on these control multiples and the adjusted valuation:

	Per Share Data	Average Control Multiples		Implied Company Control Valuation	Adjusted Valuation
Price to:
Trailing 12 month earnings	$275.25	18.1	x	$4,987	$3,767
Current year estimated earnings	$318.22	16.4	x	$5,225	$3,947
Book value	$2,509.80	243%		$6,094	$4,603
Tangible book value	$1,978.54	301%		$5,964	$4,506
Premium to Market (1)	$2,925.00	32.37%		$3,872	$2,925
Average Adjusted Valuation					$3,950

(1)
Premium to market for the Company was based on the closing stock price as of May 28, 2002

        Comparable Self-tender Analysis.    KBW analyzed bank and thrift issuer tender offers announced since January 1, 1998 that it deemed comparable to the tender offer. This analysis compared the final tender offer price to the issuer's per share last twelve months earnings, current year estimated earnings, book value and tangible book value, and to the thirty-day average stock price prior to announcement, as well as the percentage of final shares tendered to shares outstanding and the impact to earnings and book value. The following table summarizes the median values in these transactions and, where applicable, the corresponding implied valuations for the Company.

	Median Multiple		Implied Valuation
Impact to:
Earnings	9.0%		NA
Book value	(2.0%)		NA
Shares tendered as % of shares outstanding	12.7%		NA
Premium to thirty-day trading average	18.3%		$3,444
Price to:
Trailing twelve month earnings per share	15.9	x	$4,378
Current year estimated earnings per share	14.6	x	$4,641
Book value per share	1.22	x	$3,071
Tangible book value per share	1.26	x	$2,494
Average Implied Valuation			$3,605

        Discounted Cash Flow Analysis.    KBW used a discounted cash flow analysis that analyzed a stream of free capital and a terminal value derived for the Company over the next five years to determine a theoretical valuation range. The analysis assumed the following:

  •
  Estimated net income of the Company for 2002 through 2006, as provided by management
  •
  A constant leverage ratio of 7.5%
  •
  A range of terminal multiples of market price to earnings per share of 9.5x to 11.5x
  •
  Discount rates of 12%, 13% and 14%

        The analysis assumes that any free capital above the 7.5% leverage ratio, along with a terminal value based on different market multiples to earnings, is discounted back to present value using the range of discount rates described above. Based on such assumptions, KBW's analysis implied the following theoretical range of values of $3,792 to $4,835 per share of the Company's common stock, with an average valuation of $4,297. Discounted cash flow analysis is a widely-used valuation methodology, but it relies on numerous assumptions, including projected earnings, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of the Company's common stock.

        Other Analyses.    In addition to the analyses described above, KBW presented a number of other analyses and summaries to the Company's board, including:

  •
  summary financial, market and franchise information about the Company
  •
  summary of the historical trading prices and trading volumes of the Company's common stock
  •
  summary of the historical multiple of market price of the Company's common stock to last twelve months' earnings per share and to the Company's book value per share
  •
  a summary of the Company's prior share repurchase activity and the composition of its shareholder base
  •
  a breakdown of the Company's loan portfolio and deposit base as compared to those of the widely held comparable company peer group and the synthetic consumer banking peer group

        The summary contained herein provides a description of the material analyses and does not purport to be a complete description of the analyses prepared by KBW in connection with the valuation analysis and in rendering of the KBW Opinion. The preparation of the valuation analysis and a fairness opinion is not necessarily susceptible to partial analysis or summary description. KBW believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in KBW's presentation to the Board and the KBW Opinion. The valuations or ranges of valuations resulting from any particular analysis described above should not be taken to be KBW's view of the actual present or future value the Company or of the Company's common stock, and are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses.

        In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control the Company. Such analyses were prepared solely as part of KBW's role as financial advisor to the Company in connection with the proposed tender offer and were provided to the Company's board in connection with the delivery of the KBW Opinion. The KBW Opinion was only one of the factors taken into consideration by the Board in making its determination to approve the tender offer. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. KBW selected comparable public companies and comparable transactions on the basis of various factors, including the size and similarity of selected companies or business mix and similar characteristics of the transactions; however, no company or transaction utilized as a comparison in these analyses summarized above is identical to the Company or to the tender offer.

        Pursuant to its engagement letter with KBW, the Company agreed to pay KBW a financial advisory fee of $50,000 upon signing the engagement letter and a fee of $200,000 upon receipt of the valuation analysis. In addition, the Company agreed to pay KBW a fee of $250,000 upon the rendering of the KBW Opinion. The Company has also agreed to reimburse KBW for its reasonable out-of-pocket expenses and to indemnify KBW, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws. The Company has also retained KBW as dealer manager in connection with the tender offer, for which service KBW will receive a fee of $50,000. See "THE TENDER OFFER—Fees and Expenses."

        In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to the Company, and as a market maker in securities, KBW may, from time to time, have a long or short position in, and buy or sell, equity securities of the Company for its own account and for the accounts of its customers. To the extent that KBW has any such position as of the date of its opinion, it has been disclosed to the Company.

SHAREHOLDERS ARE URGED TO READ THE ENTIRE KBW OPINION CAREFULLY.

        Certain Estimates Prepared by the Company.    In May 2002, our managment provided KBW with certain information about the Company that is not publicly available. The information provided to KBW included financial estimates that contain, among other things, the summary financial information for the year 2002 which is referenced in above. We do not, as a matter of course, publicly disclose forward-looking information (such as the financial estimates referred to above) as to future revenues, earnings or other financial information. As described under "Special Cautionary Notice Regarding Forward-Looking Statements" set forth earlier in this Offer to Purchase, estimates of this type are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the estimated results would be realized or that actual results would not be significantly higher or lower than those estimated. In addition, these estimates were prepared by our management solely for internal use and not for publication or with a view to complying with the published guidelines of the SEC regarding estimates or with guidelines established by the American Institute of Certified Public Accountants for prospective financial statements. Neither the Company's independent public accountants, Deloitte & Touche LLP, nor any other independent accountants or financial advisors, have compiled, examined or performed any procedures with respect to this projected financial information, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

Alternatives Considered

        In the course of its discussions, the Board considered several alternatives to effect a going private transaction. Ultimately, the Board selected the odd-lot tender offer because it was viewed by the Board as a fair method to reduce the record shareholder base to below 300 persons and to accomplish the primary purposes of the odd-lot tender offer discussed above under "Background and Purpose of Tender Offer." Since a vast majority of our shareholders hold 99 or fewer shares, an odd-lot tender offer to persons holding this number of shares or less is an efficient means of reducing the total number of record shareholders to below 300. This will limit the amount of capital that we will need to devote to purchasing shares in order to become a private company and is consistent with our goal of reducing our costs. In addition, the Board thought the odd-lot tender offer would provide an economical means for the odd-lot shareholders to sell their shares without incurring any brokerage expenses and is consistent with our purpose of providing our shareholders with an attractive liquidity opportunity. Finally, the Board took note of the voluntary nature of the odd-lot tender and concluded that this was a fair way of proceeding since shareholders can individually elect to tender or to retain their shares.

        The Board also considered making a tender offer to all shareholders. This alternative was rejected primarily because it would be potentially more costly and less effective than an odd-lot tender offer. Therefore, the general tender offer was not viewed as being consistent with our purpose of reducing operating costs. If more shares were tendered than we were willing to purchase, we would need to determine which shares to purchase. While we could first purchase any shares tendered by odd-lot holders, purchases in excess of shares tendered by those shareholders are required to be purchased on a pro rata basis. Accordingly, it is possible that we would have to purchase some, but not all, of the shares tendered by many shareholders who would remain shareholders after the completion of the tender offer. This would make the general tender offer a less efficient method of reducing the total number of remaining shareholders and, therefore, is inconsistent with our purpose of becoming a private company.

        Another alternative that was considered was a reverse stock split. A reverse stock split was believed by the Board to be more costly and time consuming than an odd-lot tender offer because it requires the filing and review of a proxy statement by the SEC for a shareholder meeting to consider an amendment to our articles of incorporation. In addition, the reverse stock split would require cash payments be made to any shareholder who has a fractional share as a result of the reverse stock split. Therefore, payments could be made to shareholders who continue to own more than one whole share and will remain shareholders of the Company after the reverse stock split. In addition, the Board observed that a reverse stock split would not be voluntary, as shareholders holding less than one whole share after the reverse stock split would be forced to accept a cash payment whether or not they desired to remain as shareholders.

        While the Company does not currently meet the proposed listing requirements of the BBX (which is expected to replace the OTCBB in 2003), the Board acknowledged that it is within its power to cause the Company to meet these listing requirements. The Board determined that meeting the BBX listing requirements may not significantly increase the liquidity in the market for the Company's common stock and would not accomplish our strategic objectives.

Federal Income Tax Considerations

        If you tender your shares in the tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes. Subject to limited exceptions, generally, a shareholder who participates in the tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding period for the holder's shares sold is greater than one year as of the date of the sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale. This general description is subject to an exception based on constructive ownership rules which treats persons as owning any shares that are owned (actually and in some cases constructively) by related individuals and entities as well as shares that the person has the right to acquire by exercise of an option or by conversion or exchange of a security.

        Neither the Company nor any non-tendering shareholder will incur any federal income tax liability as a direct result of completion of the tender offer.

        The discussion set forth above is included for United States taxpayers and is for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the tender offer, including the applicability and effect of state, local and foreign tax laws.

THE TENDER OFFER

Terms of the Tender Offer

        We are offering to purchase for cash all shares of our common stock held by shareholders who own 99 or fewer shares of our common stock on June 4, 2002 and continue to do so during the offering period. Shares held in any of our employee benefit plans are not eligible to participate. Properly tendered shares by odd-lot shareholders will be purchased at $3,500 per share, which is a 35% premium over the weighted average price at which trades were reported on the OTCBB and in private trades reported to the Company during the three months ended May 31, 2002. A proper tender will include receipt of a properly executed letter of transmittal by the First National Bank of Omaha Trust Department, our depositary for this transaction (the "Depositary"). Payment for properly tendered shares will be made promptly following the termination of the offering period.

        You may tender your shares only if your total ownership of our stock is 99 or fewer shares. Your total ownership consists of all shares that are registered in your name, including those held jointly with your spouse (record ownership) as well as shares that are registered in the names of others but which you have, or share, the right to vote or the right to sell (beneficial ownership). Typical examples of beneficial ownership include:

  •
  shares held in "street name" in a brokerage account maintained by you;
  •
  shares held in a trust for which you act as trustee or co-trustee;
  •
  shares held in an Individual Retirement Account; and
  •
  shares issued in the name of your minor children.

Shares issued in the name of a spouse or other adult family members will generally not be considered as beneficially owned by you as long as you do not have the legal right (by contract or otherwise) to vote or sell these shares. Shares held in any of our employee benefit plans are not eligible to participate.

        All questions about the eligibility of any shareholder to participate in the tender offer will be determined by us, in our sole discretion, and our determination will be final and binding. If you have questions regarding your eligibility to participate in the tender offer, you may contact KBW at (877) 298-6520.

        Participation in the tender offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends that are declared by our Board. However, if an odd-lot shareholder elects to participate in the tender offer, the holder must tender all of his or her shares of common stock. In addition, the tender offer is subject to the conditions set forth below.

Conditions of the Tender Offer

        The tender offer is not conditioned on the receipt of tenders for any minimum number of shares. Notwithstanding any term of the tender offer, we may, at our option, withdraw the tender offer and shall not be required to accept for payment or purchase or pay for any shares of our common stock tendered if before expiration of the tender offer, any event occurs that we determine, in our sole judgment and regardless of the circumstances giving rise thereto (including any action or omission to act by us), makes it inadvisable to proceed with the purchase of or the payment for any shares tendered under this tender offer. Any determination by us concerning any events described in this section and any related judgment or decision by us regarding the inadvisability of proceeding with the purchase of or the payment for any shares tendered shall be final and binding upon all parties. The foregoing conditions are for the sole benefit of the Company and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time. We will not accept any alternative, conditional or contingent tenders.

Expiration and Extension of the Tender Offer; Amendment

        The expiration date of the tender offer is July 10, 2002, unless extended to such later date at our discretion. Your tender offer documents must be received by the Depositary no later than 5:00 p.m., Central Daylight Time, on the expiration date, or on any date thereafter to which the tender offer is extended.

        We reserve the right, in our sole discretion, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, shares. We can extend the tender offer by making a public announcement of the extension. We may do so regardless of whether or not the events set forth above as conditions to the tender offer shall have occurred. We also reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified as conditions to the tender offer above by making public announcement of the termination or postponement.

        Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether or not the events set forth above as conditions to the tender offer shall have occurred, to amend the tender offer in any respect. Amendments to the tender offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we will make such announcement no later than 9:00 a.m., Central Daylight Time, on the business day before the last previously scheduled or announced expiration date. A business day means any day other than a Saturday, Sunday or United States federal holiday and begins at 12:01 a.m. and ends at 12:00 midnight, Central Daylight Time. Any period measured in business days includes the first day of the period.

        We will disseminate any such public announcement promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

Procedure for Tendering Shares

        Record Holders.    If you wish to tender the shares for which you are the record holder, you should complete and sign a Letter of Transmittal according to its instructions and mail or deliver it, together with the certificates for your shares, any required signature guarantee, and any other required documents, in the enclosed envelope to the Depositary at:

First National Bank of Omaha
Trust Department
1620 Dodge Street
Omaha, Nebraska 68197
Attention: Jon Doyle
Telephone: (402) 341-0500 (ext. 3465)
or (800) 228-4411 (ext. 3465) (toll free)
Facsimile: (402) 341-6556

prior to 5:00 p.m. Central Daylight Time, on July 10, 2002.

        No signature guarantee is required as long as the Letter of Transmittal is signed by the record holder of the tendered shares (including any participant in The Depository Trust Company, which is a securities depository ("DTC"), whose name appears on a security position listing as the owner of the shares) unless such holder has completed either the box captioned "Special Delivery Instructions" or the box captioned "Special Payment Instructions" on the Letter of Transmittal. Likewise, no signature guarantee is required for shares tendered for the account of a bank, broker, dealer, credit union, savings association or other financial institution that is a member of an approved signature guarantee medallion program (an "eligible guarantor institution"). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an eligible guarantor institution in accordance with the instructions in the Letter of Transmittal.

        If a certificate for shares is registered in the name of a person other than the person executing the Letter of Transmittal, or if payment is to be made to a person other than the record holder, then the certificate must be endorsed on its reverse side or it must be accompanied by an appropriate stock power, in either case signed exactly as the name of the record holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

        Beneficial Holders.    If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. In addition, you may contact our dealer manager, KBW, at (877) 298-6520 for further information. If your shares are held by a broker, dealer, bank or other institution, or you wish to tender shares through such an institution, you should consult with them to determine whether they will impose transaction costs on the tender of your shares.

        Guaranteed Delivery.    If you cannot deliver your share certificates or other required documents to the Depositary before the expiration date of the tender offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document, and deliver it to the Depositary before the expiration date of the tender offer. The Notice of Guaranteed Delivery must be guaranteed by a broker-dealer, commercial bank, trust company or other eligible guarantor institution. For your tender to be effective, the certificates for your shares along with a properly completed and signed Letter of Transmittal (or an agent's message) and any other documents required by the Letter of Transmittal, must be received by the Depositary within three business days of expiration of the tender offer.

        Method of Delivery.    The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. In all cases, sufficient time should be allowed to assure timely delivery of documents. If delivery is by mail, we recommend that you use registered mail and request a return receipt.

        The Depositary will set up a separate account at DTC for purposes of this tender offer. Participants in DTC may make delivery of tendered shares by causing DTC to transfer the shares into the Depositary's account. Even if shares are delivered in this manner, DTC participants will need to complete and sign a Letter of Transmittal and deliver it to the Depositary by the expiration date. DTC participants can use an "agents message" as a substitute for a Letter of Transmittal. An agents message is a message transmitted by DTC to the Depositary which states that DTC has received an express acknowledgment from a DTC participant tendering the shares that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

        Tax Identification Information.    Make sure you provide the Depositary with your Tax Identification Number (TIN). For individuals the TIN is your Social Security Number and for companies the TIN will be your Federal Employer Identification Number. If you fail to do this, your sale proceeds from the tender of your shares will be subject to 30% United States federal income tax backup withholding. You should provide this information by completing the substitute Form W-9 included in the Letter of Transmittal. If you are tendering through your broker, bank or other nominee holder, there is a separate substitute Form W-9 included for this purpose. Foreign shareholders must submit a properly completed Form W-8, which may be obtained from the Depositary, in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign shareholders subject to 30%, or lower treaty rate, withholding on gross payments received pursuant to the tender offer. Please consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption. In addition, foreign shareholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure.

Rejection; Determination of Validity

        We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or are not eligible to participate in this tender offer or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. Neither we nor any other person will be under any duty to give notification of any defects or irregularities in any tender or will incur any liability for failure to give any such notification.

Representations of Tendering Shareholders

        A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer shares, (ii) you are tendering all of your shares and (iii) you hold a net long position in our common stock equal to the number of tendered shares. You are also deemed to represent that you own the tendered shares free and clear of any liens or other encumbrances and have the authority to sell the tendered shares to us. It is a violation of federal securities laws for anyone to tender shares unless, at the time of tender and at the expiration date (including any extensions), the tendering person (1) has a net long position equal to or greater than the number of shares tendered and (2) will deliver, or cause to be delivered, the shares in accordance with the terms of the tender offer. You must also agree to complete any additional documents that we request in order to complete the sale of your shares to us.

Lost or Destroyed Certificates

        If you have lost, misplaced or destroyed your certificates for all or part of your shares, please call the Depositary at (402) 341-0500 (extension 3465) for instructions on submitting a lost share affidavit and a fee for a surety bond in lieu of submitting the lost, misplaced or destroyed certificates.

No Dissenters' Rights

        Whether or not you tender your shares, dissenters' rights are not available in this tender offer.

Absence of Shareholder Vote

        The tender offer is not subject to shareholder vote.

Withdrawal Rights

        You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within four weeks of the expiration date or any extension thereof.

        In order to effectively withdraw your tender, you will need to provide the Depositary with a written or facsimile (confirmed by telephone) notice of withdrawal. A notice of withdrawal must state (1) the name of the withdrawing shareholder, (2) the total number of shares tendered and (3) the name in which the shares are registered. If the certificates for the shares to be withdrawn have been delivered to the Depositary (either physically or by deposit in its DTC account), then you must also include the serial numbers for certificates in your notice of withdrawal and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

        All questions about the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor anyone else has any duty to give notification of any defects or irregularities in any notice of withdrawal or be liable for failure to give any such notification.

        Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date.

Purchase and Payment

        Promptly following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not withdrawn before the expiration date. When we accept your shares for payment, we will have entered into a binding agreement with you on the terms and conditions described in this Offer to Purchase. Under the Letter of Transmittal, you will waive any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering shareholders. Under no circumstances will we pay interest on the purchase price to be paid regardless of any delay in making such payment.

        We will pay all share transfer taxes, if any, payable on the transfer to us of shares purchased under the tender offer. If, however, payment of the purchase price is to be made to any person other than the record holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all share transfer taxes, if any (whether imposed on the record holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the share transfer taxes, or exemption therefrom, is submitted.

        If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. If you hold shares or tender shares through a broker or bank, you should consult with the broker or bank to determine whether transaction costs are applicable.

        Certificates for all shares tendered and not purchased will be returned to the tendering shareholder at our expense promptly after the expiration date or termination of the tender offer.

Source and Amount of Funds

        We believe that the total number of shares that may be sold by eligible shareholders pursuant to this tender offer is approximately 15,000. Assuming all of these shareholders elect to participate in the tender offer and the shares tendered are purchased at the offer price of $3,500 per share, the total cost to us of purchasing these shares would be $52,500,000. This amount does not include our expenses associated with the tender offer, which are estimated to be approximately $800,330, as set forth below under "Fees and Expenses."

        We intend to pay for all validly tendered shares, as well as for the costs and expenses of this tender offer, with cash on hand and, if necessary, through our $125 million revolving credit facility syndicated by Bank of America, N.A. This facility bears a variable rate of interest tied to publicly announced debt ratings of FNBO and matures on December 4, 2003. Among other restrictions, the loan agreement requires that we maintain certain financial covenants.

Fees and Expenses

        We will be responsible for paying all expenses associated with the tender offer. We estimate that our total expenses associated with the tender offer will be $800,330, consisting of the following:

Financial Advisory Fee	$250,000
Fairness Opinion	250,000
Dealer Manager Fee	50,000
Soliciting Dealer Fee	13,500
Legal Fees	185,000
Accounting Fees	15,000
Printing and Mailing	12,000
SEC Filing Fee	4,830
Miscellaneous	20,000

Total Estimated Expense	$800,330

        The Company has retained KBW to act as financial advisor and to render its opinion as to the fairness, from a financial point of view, of the per share consideration offered in the tender offer to the shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed. The engagement letter between the Company and KBW (the "Engagement Letter") requires the Company to pay a $50,000 nonrefundable cash retainer fee upon execution of the Engagement Letter (which has been paid), a $200,000 fee for valuation analysis upon the mailing of the Offer to Purchase, and an additional $250,000 cash fee payable upon delivery of the KBW Opinion. In addition, the Engagement Letter provides that the Company will reimburse KBW for certain of its reasonable out-of-pocket expenses, up to $20,000, and will indemnify KBW and certain related persons against certain liabilities arising out of its engagement.

        KBW will also act as the dealer manager for the Company in connection with the tender offer. KBW, as dealer manager, may contact shareholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to Purchase to beneficial owners. The Company has agreed to pay KBW a dealer manager fee of $50,000 upon acceptance for and payment of shares pursuant to the Offer to Purchase. KBW will also be reimbursed for certain out-of-pocket expenses. KBW will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer to Purchase.

        Smith Hayes Financial Services Corporation, a registered broker dealer, will act as a soliciting dealer for the Company in connection with the tender offer. Smith Hayes Financial Services

Corporation will contact shareholders at the request of the Company and will be paid a soliciting dealer fee of $13,500 upon acceptance and payment for the shares together with a reimbursement of its expenses. Smith Hayes Financial Services Corporation will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer to Purchase.

        Tenders may also be solicited by directors, officers and employees of the Company in person, by telephone or through other forms of communication, but such persons will not receive any additional compensation for such solicitation.

        The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary against certain liabilities in connection with the Offer to Purchase.

        The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer to Purchase (other than the fee of the dealer manager and the soliciting dealer). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to Purchase to their customers.

INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

        Our common stock is currently traded over-the-counter and is quoted by the OTCBB under the symbol "FINN." The table below shows the range of high and low sales prices for our common stock in this market for each quarter during the past two years and the most recent two quarters. The table below also shows dividends per share paid by us during this period. Our fiscal year end is December 31.

	High	Low	Dividends
FISCAL 2000:
First Quarter	$2,985	$1,875	$16.47
Second Quarter	2,150	1,950	20.00
Third Quarter	2,275	2,080	10.00
Fourth Quarter	2,153	1,800	*
FISCAL 2001:
First Quarter	$2,150	$1,975	$17.09
Second Quarter	2,200	2,075	20.00
Third Quarter	2,490	2,175	10.00
Fourth Quarter	2,475	2,360	*
FISCAL 2002:
First Quarter	$2,660	$2,250	$11.00
Second Quarter **	3,000	2,635	22.00
** through May 31, 2002

        As of May 31, 2002, the closing price reported on the OTCBB was $2,920 per share.

        As of May 31, 2002, we had 334,500 shares of common stock outstanding and approximately 352 holders of record, as defined by Rule 12g5-1 under the Exchange Act. Our ability to pay dividends depends on the ability of our subsidiaries to pay dividends to us. Under federal and state banking regulations, the subsidiary banks may not pay dividends on their capital stock if regulatory capital would thereby be reduced below applicable minimum capital requirements. In addition, the subsidiary banks are required to give prior notice to the banking regulators of any proposed declaration of dividends to us.

Recent Stock Repurchases

        Through its employee benefit plans, the Company has conducted various open-market stock repurchases during the past two years. On April 15, 2002, we purchased 20 shares at a purchase price of $2,675 per share. On March 1, 2002, we purchased five shares at a purchase price of $2,500 per share. On February 6, 2002, we purchased one share at a purchase price of $2,400 per share. On January 8, 2002, we purchased 101 shares at a purchase price of $2,435 per share. On April 25, 2001, we purchased 400 shares at a purchase price of $2,200 per share. On January 30, 2001, we purchased 75 shares at a purchase price of $2,025 per share.

        In addition, the Lauritzen family has made various purchases in privately negotiated transactions during the past two years. In March 2002, Lauritzen Corporation purchased 5,160 shares at a purchase price of $2,564 per share. In November 2001, Margaret L. Dodge purchased 330 shares at a purchase price of $2,400 per share. In June 2001, Clark D. Lauritzen purchased 15 shares at a purchase price of $1,850 per share and in January 2001, he purchased 13 shares at a purchase price of $2,200 per share. In December 2000, Bruce Lauritzen purchased 15 shares at a purchase price of $1,850 per share.

Summary Financial Information

        The following tables set forth certain summary historical consolidated financial information for the Company and its subsidiaries. The historical financial information for the fiscal years 2000 and 2001 has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company and its subsidiaries as reported in our annual report on Form 10-K for the fiscal year ended December 31, 2001. The historical financial information for the quarters ended March 31, 2002 and 2001 has been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company and its subsidiaries as reported in our quarterly report on Form 10-Q for the quarter ended March 31, 2002. The summary financial information should be read in conjunction with, and is qualified in its entirety by a reference to, the audited financial statements and the related notes thereto from which it has been derived. Copies of the reports may be inspected or obtained from the SEC in the manner specified below under "Where You Can Find More Information."

First National of Nebraska and Subsidiaries

Summary Consolidated Statements of Financial Condition

	March 31, 2002	December 31, 2001	December 31, 2000
(in thousands)
Assets
Total cash and cash equivalents	$587,364	$751,693	$815,451
Total investment securities	1,772,948	1,556,107	1,039,494
Loans	7,091,021	6,977,104	6,926,199
Less: Allowance for loan losses	122,972	118,526	105,304
Unearned income	23,496	23,575	20,591

Net loans	6,944,553	6,835,003	6,800,304
Premises and equipment, net	218,286	184,647	164,410
Other assets	453,672	424,811	463,655

Total assets	$9,976,823	$9,752,261	$9,283,314

Liabilities and Stockholders' Equity
Total deposits	$8,260,140	$8,090,773	$7,847,949
Federal Home Loan Bank advances	321,873	300,930	189,325
Other borrowings and liabilities	469,660	450,587	402,243
Capital notes	85,621	92,915	93,594

Total liabilities	9,137,294	8,935,205	8,533,111
Total stockholders' equity	839,529	817,056	750,203

Total liabilities and stockholders' equity	$9,976,823	$9,752,261	$9,283,314

First National of Nebraska and Subsidiaries

Summary Consolidated Statements of Operations

	Three Months Ended March		Year Ended December 31,
	2002	2001	2001	2000
(in thousands)
Total interest income	$191,160	$207,626	$804,560	$837,195
Total interest expense	64,493	100,803	359,299	383,881
Net interest income	126,667	106,823	445,261	453,314
Provision for loan losses	35,325	29,447	166,895	131,073
Total noninterest income	120,253	101,736	491,843	436,842
Total noninterest expense	167,107	152,743	635,703	594,119
Total income tax expense	16,888	10,000	53,667	59,487

Net income	$27,600	$16,369	$80,839	$105,477

Basic earnings per common share	$83.50	$49.45	$244.42	$315.33
Diluted earnings per common share	$82.51	$48.94	$241.67	$315.33
Stockholders' equity per share	$2,510	$2,285	$2,443	$2,243
Earnings to fixed charges	1.68	1.26	1.37	1.42

Management Information

        Following is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons listed below have held the positions described under "Principal Occupation" for at least five years. Each director and executive officer is a citizen of the United States. No director or executive officer has been convicted in a criminal proceeding during the past five years, nor has any director or executive officer been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Age	Principal Occupation
Margaret L. Dodge	34	Director of the Company; Director of FNBO (2000 to present) and various positions with FNBO including present position as Finance Officer; Second Vice President of Lauritzen Corporation (1998 to present).
Elias J. Eliopoulos	57
		Executive Vice President, Member of the Executive Committee and Director of the Company; President of Consumer Banking (2000 to present) and Director of FNBO. Prior to 2000, Mr. Eliopoulos was an Executive Vice President of FNBO.
F. Phillips Giltner	77	Chairman Emeritus and Director of the Company; Chairman Emeritus and Director of FNBO.
J. William Henry	59
		President (2000 to present), Member of the Executive Committee and Director of the Company; Executive Vice President and Director of FNBO. Prior to 2000, Mr. Henry was an Executive Vice President for the Company.
Bruce R. Lauritzen	58
		Chairman, Member of the Executive Committee and Director of the Company; Chairman and Director of FNBO. Prior to 2000, Mr. Lauritzen served as President of both the Company and FNBO. Chairman, President and Director of Lauritzen Corporation.
Dennis A. O'Neal	61
		Executive Vice President, Member of the Executive Committee and Director of the Company; President of Corporate Banking (2000 to present) and Director of FNBO. Prior to 2000, Mr. O'Neal was an Executive Vice President of FNBO.
Daniel K. O'Neill	48	Senior Vice President (2000 to present) and Director of the Company; Executive Vice President of Lauritzen Corporation; President of Financial Service Company.

Related Party Transactions

        In addition to Bruce R. Lauritzen's role in and ownership position with the Company and its subsidiaries, he serves as an officer and director of, and owns more than 10% equity interest in, numerous other banks and corporations, including Lauritzen Corporation, a family-owned private bank holding company. Mr. Lauritzen is Chairman of the Board and President of Lauritzen Corporation and controls 99.9% of the voting securities of Lauritzen Corporation.

        Credit card loan participations sold to banks controlled by Lauritzen Corporation and serviced by the Company were $81 million at December 31, 2001. Non-credit card loan participations sold to banks controlled by Lauritzen Corporation were $21 million at December 31, 2001. Non-credit card loan participations of $35.9 million were purchased from companies controlled by Lauritzen Corporation at December 31, 2001. In addition, the Company provides various services for Lauritzen Corporation, including third-party processing of computer services, internet support and limited administrative services. During 2001, Lauritzen Corporation made payments to the Company of $1.6 million for these services. The Company believes that all transactions between the Company and Lauritzen Corporation and its related entities occurred on terms that were at least as favorable to the Company as those prevailing at the time for comparable transactions with unaffiliated companies.

        Daniel K. O'Neill, Senior Vice President and Director of the Company, is also Executive Vice President and Director of Lauritzen Corporation. In the past, substantially all of Mr. O'Neill's compensation has been paid by Lauritzen Corporation. Beginning in 2002, Mr. O'Neill's compensation will be prorated between Lauritzen Corporation and the Company based on the amount of Mr. O'Neill's time devoted to each respective entity. The Company has agreed to reimburse Lauritzen Corporation for its respective share of Mr. O'Neill's compensation.

        In addition to transactions with Lauritzen Corporation, banking subsidiaries of the Company had loan transactions in the ordinary course of business with some of the Company's directors and officers and some of the subsidiaries' directors and officers during 2001. Such loans did not involve more than the normal risk of collectibility, present other unfavorable features or bear lower interest rates than those prevailing at the time for comparable transactions with unaffiliated persons.

Beneficial Ownership of Our Common Stock

        The following table sets forth the beneficial ownership of our common stock by each of our directors and executive officers, by all executive officers and directors as a group and by each person known to our management to be the beneficial owner of more than 5% of our common stock. Unless otherwise noted, the named shareholders have sole investment and voting power with respect to all shares listed.

Name and Address of Beneficial Owner **	Amount and Nature of Beneficial Ownership		Percent of Class
Bruce R. Lauritzen	129,139	(1, 3, 4, 7)	38.61%
Elizabeth D. Lauritzen	87,140	(2, 7)	26.05%
Lauritzen Corporation	77,048	(3, 7)	23.03%
Thomas L. Davis	38,481	(5)	11.50%
Ann L. Pape	17,133	(6)	5.12%
FirstLine Insurance Services, Inc.	11,708	(4, 7)	3.50%
F. Phillips Giltner	8,277	(8)	2.47%
Elias J. Eliopoulos	707	(9)	*
J. William Henry	423	(10)	*
Dennis A. O'Neal	40		*
Margaret Lauritzen Dodge	870	(11)	*
Daniel K. O'Neill	0		*
All Executive Officers and Directors of the Company as a group (7 persons)	139,456	(12)	41.69%

*
Represents less than 1% of the issued and outstanding shares of the Company's common stock.

**
The address for each beneficial owner listed above is One First National Center, Omaha, Nebraska 68197.

1.
Consists of 9,038 shares over which Mr. Lauritzen exercises sole investment and voting power; 200 shares over which he shares investment and voting power with his spouse; 77,048 shares which are owned by the Lauritzen Corporation; 11,708 shares owned by FirstLine Insurance Services, Inc.; 2,073 shares which Mr. Lauritzen has the right to acquire through the exercise of stock options; 16,516 shares from which Mr. Lauritzen has the right to receive dividends and sale proceeds and Elizabeth D. Lauritzen shares investment and voting power with FNBO; and 1,474 shares and 11,082 shares owned by the Lauritzen Corporation pension plan and FNBO pension plan, respectively, over which Mr. Lauritzen has voting power.

2.
Consists of 52,286 shares over which Mrs. Lauritzen exercises sole investment and voting power; 4,922 shares over which Mrs. Lauritzen, as a co-trustee of the John R. Lauritzen Marital Trust, shares voting and dispositive power with FNBO; and 16,516 shares and 13,416 shares which Mrs. Lauritzen shares investment and voting power with FNBO, but Mr. Lauritzen and Mrs. Pape, respectively, have rights to receive dividends and sale proceeds.

3.
77,048 shares are reported as beneficially owned by both Bruce R. Lauritzen and Lauritzen Corporation. Mr. Lauritzen, as Chairman of the Lauritzen Corporation and as the holder of the majority of the voting power of Lauritzen Corporation, has sole investment and voting power of the shares owned by the Lauritzen Corporation.

4.
11,708 shares are reported as beneficially owned by both Bruce R. Lauritzen and FirstLine Insurance Services, Inc. Mr. Lauritzen, as Chairman and as the holder of the majority of the voting power of Lauritzen Investments Incorporated, the parent of FirstLine Insurance Services, Inc., has sole investment and voting power of the shares owned by FirstLine Insurance Services, Inc.

5.
Consists of 29,336 shares over which Mr. Davis exercises sole investment and voting power and 9,145 shares over which he exercises sole voting power.

6.
Consists of 3,717 shares over which Mrs. Pape exercises sole investment and voting power and 13,416 shares from which Mrs. Pape has the right to receive dividends and sale proceeds and Mrs. Elizabeth Lauritzen shares investment and voting power with FNBO.

7.
Certain shares are reported as beneficially owned by Bruce R. Lauritzen, Elizabeth D. Lauritzen, Lauritzen Corporation and FirstLine Insurance Services, Inc. The total number of shares beneficially owned by them, without duplication, is 199,763, or approximately 59.72% of the issued and outstanding shares.

8.
Consists of 8,277 shares held in a trust over which Mr. Giltner exercises sole investment and voting power.

9.
Consists of 420 shares over which Mr. Eliopoulos exercises sole investment and voting power and 287 shares which he has the right to acquire through the exercise of stock options.

10.
Consists of 30 shares over which Mr. Henry exercises sole investment and voting power, 50 shares held in a trust over which Mr. Henry exercises sole investment and voting power and 343 shares which Mr. Henry has the right to acquire through the exercise of stock options.

11.
Consists of 540 shares over which Mrs. Dodge has sole investment and voting power and 330 shares which are owned by Loomis Company. Mrs. Dodge, as the sole shareholder of Loomis Company, has sole investment and voting power of the shares owned by Loomis Company.

12.
Includes 2,703 shares, or approximately .81% of the issued and outstanding shares, which the Executive Officers & Directors have the right to acquire through the exercise of stock options.

        Except in connection with the tender offer or as described above under "Recent Stock Repurchases," neither the Company nor any of its directors or executive officers has effected any transaction in our common stock in the past 60 days.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Exchange Act and in accordance with that act we file reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is filed with the SEC. We have also filed a Transaction Statement on Schedule 13E-3 with the SEC, which includes certain additional information relating to the tender offer. These reports, as well as the other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at "www.sec.gov."

        No provision will be made by us in connection with the tender offer to grant shareholders access to our corporate files or to obtain counsel or appraisal services at our expense.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be part of this Offer to Purchase, except for any information superseded by information in this Offer to Purchase. The Company has filed its annual report on Form 10-K for the year ended December 31, 2001 and its quarterly report on Form 10-Q for the three months ended March 31, 2002 with the SEC (File No. 03502), and these reports are incorporated by reference into this Offer to Purchase.

        Any documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase and prior to the expiration of the tender offer will automatically be deemed to be incorporated by reference in this Offer to Purchase and to be part hereof from the date of filing those documents. Any statement contained in this Offer to Purchase or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Offer to Purchase or in any other document which is also incorporated by reference modifies or supersedes that statement.

Questions concerning this tender offer or the tender procedures and requests for assistance may be directed to the dealer manager at the telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal or any other tender offer materials may be obtained from the dealer manager. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the tender offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder's broker, dealer, bank, trust company or other nominee to the First National Bank of Omaha Trust Department, the Depositary, at the address listed below.

The Depositary for this tender offer is:	The dealer manager for this tender offer is:

First National Bank of Omaha
Trust Department
1620 Dodge Street
Omaha, Nebraska 68197
Attention: Jon Doyle
Telephone: (402) 341-0500 (ext. 3465)
or (800) 228-4411 (ext. 3465) (toll free)
Facsimile: (402) 341-6556	Keefe, Bruyette & Woods, Inc. Telephone: (877) 298-6520 (toll free)

APPENDIX A

June 6, 2002

The Board of Directors
First National of Nebraska, Inc.
One First National Center
Omaha, NE 68197

Members of the Board:

        You have requested our opinion as investment bankers as to the fairness of the $3,500 per share consideration offered in the Company's proposed odd-lot tender offer, from a financial point of view, to the shareholders of First National of Nebraska, Inc. (the "Company"), other than the Lauritzen family, as to whom no opinion is expressed.

        Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, the Company, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of the Company for our own account and for the accounts of our customers. To the extent we are aware of any such position as of the date of this opinion it has been disclosed to the Company. We have acted exclusively for the Board of Directors of the Company in rendering this fairness opinion and will receive a fee from the Company for our services.

        In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of the Company, including among other things, the following: (i) a draft of a Schedule 13e-3 relating to the proposed tender offer dated June 5, 2002, which we assumed would correspond in all material respects to the Schedule 13e-3 as filed with the Securities and Exchange Commission; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2001 of the Company; (iii) certain Quarterly Reports on Form 10-Q of the Company and certain other communications from the Company to its stockholders; and (iv) other financial information concerning the businesses and operations of the Company furnished to us by the Company for purposes of our analysis. We have also held discussions with senior management of the Company regarding the past and current business operations, regulatory relations, financial condition and future prospects of the Company and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

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        In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of the Company as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by management. With your consent, we relied on advice of counsel and independent accountants to the Company as to legal and financial matters concerning the Company and the tender offer, and assumed that the tender offer will be conducted in a manner that complies in all respects with applicable statutes, law, rules and regulations. With respect to the financial impact to shareholders of the Company who will have an ongoing equity interest in the Company after completion of the tender offer, we considered only the financial impact on the Company of the consideration to be offered in the tender offer, and did not ascribe a material financial impact to the regulatory or legal considerations associated with the effects of the proposed transaction. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for the Company are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of the Company, nor have we examined any individual credit files.

        We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of the Company; (ii) the assets and liabilities of the Company; and (iii) the nature and terms of certain other tender offers involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other tender offer transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

        It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent; provided however, that the Company may include the opinion in its entirety as an exhibit or appendix to any report, statement, or schedule filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 in connection with the tender offer.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $3,500 per share consideration offered in the tender offer is fair, from a financial point of view, to shareholders of the Company, other than the Lauritzen family, as to whom no opinion is expressed.

                      Very truly yours,

                      Keefe, Bruyette & Woods, Inc.

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ONE FIRST NATIONAL CENTER OMAHA, NEBRASKA 68197 (402) 341-0500 OFFER TO PURCHASE FOR CASH SHARES OF ITS COMMON STOCK HELD BY HOLDERS OF 99 OR FEWER SHARES FOR A PURCHASE PRICE OF $3,500 NET PER SHARE THE OFFER TO PURCHASE EXPIRES AT 5:00 P.M., CENTRAL DAYLIGHT TIME, ON JULY 10, 2002.
IMPORTANT
SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
TABLE OF CONTENTS
SUMMARY OF TERMS
SPECIAL FACTORS
THE TENDER OFFER